Exhibit 1.01

Conflict Minerals Report of The Standard Register Company in

Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

The Standard Register Company (the “Company”) is making this Conflict Minerals Report for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”).  The Company has assessed whether it uses any conflict minerals and whether any such conflict minerals are necessary to the functionality or production of either (i) products the Company manufactures or (ii) products that the Company has contracted to third parties for manufacture.  The Company has reviewed the products that it manufactures or contracts with third parties to have manufactured, has surveyed its supply chain and has determined in good faith that for calendar year 2013, the Company's conflict minerals status resulting from its due diligence shows a very limited number of products to be DRC conflict undeterminable, as defined in 17 CFR 249b.

On or about February 28, 2013 the Company sent an initial communication to its raw material and finished goods suppliers notifying them of the requirements of the SEC’s Conflict Minerals Rule and informing them that the Company would be sending them a questionnaire (the “CM Questionnaire”) in connection with determining whether products supplied by any such supplier contained conflict minerals that originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country.  On or about May 3, 2013 the Company sent the CM Questionnaire to its raw material and finished goods suppliers.  The initial notification, the CM Questionnaire and follow-up requests were communicated by the Company using the Company’s electronic delivery solution called Digital Direct Marketing.  The solution monitored receipt of responses and measured and tracked the responses. During the months following May 2013 repeated messaging took place to non-responsive vendors and suppliers through both the Digital Direct Marketing solution as well as direct phone calls.  The Company continued this process until responses were obtained from virtually all suppliers.

Based on responses obtained from the Company’s suppliers, the Company determined that approximately fifteen vendors supplied the Company with a product that contained a conflict mineral, which in each case was tin. Generally, the tin was found to be used in small amounts in certain inks/toners and silicone coatings which are included in products manufactured by the Company.  Upon receipt of this information, the Company conducted a reasonable country of origin inquiry with each vendor, requesting each vendor to perform additional due diligence on its supply chain to determine whether the tin originated in the DRC or an adjoining country and requesting each vendor to provide a list of the smelters in its supply chain.   As a result of its due diligence, the Company determined that there were two suppliers (the “common suppliers”) that supplied a number of the vendors (which were subcontractors of the Company) with the materials that contained conflict minerals. These two suppliers are also direct raw material suppliers to the Company.

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One of the “common suppliers” that was a direct raw material supplier to the Company and a supplier to certain subcontractors of the Company performed additional due diligence, supplied the list of smelters and obtained additional information from smelters/refiners identifying the source of the minerals.  The Company compared the list of smelters against the list of smelter facilities which have been identified as “conflict free” by the Conflict Free Smelter (“CFS”) program for tin. The Company also contacted the "common supplier" again to discuss the list.  Based on the results of this reasonable country of origin inquiry, the Company has no reason to believe that the conflict mineral in question may have originated in the DRC or an adjoining country.

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The other vendors/subcontractors performed additional due diligence and, based on the current results of this reasonable country of origin inquiry with respect to the majority of the suppliers, at this time the Company has no reason to believe that the conflict mineral in question may have originated in the DRC or an adjoining country.

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As a result of additional due diligence and based on the current results of this reasonable country of origin inquiry with respect to approximately four suppliers of inks/toners, the Company has determined that the conflict mineral in question is DRC conflict undeterminable. The Company makes this determination primarily due to insufficient information from these suppliers to conclude whether the necessary conflict minerals originated in the DRC or an adjoining country.

The Company plans to continue to implement steps to improve its due diligence processes and improve upon the smelter information gathered as a result of its due diligence.